Exhibit 99.1

Arbe Announces Q1 2025 Financial Results

TEL AVIV, Israel, May 20, 2025 -- Arbe Robotics Ltd. (NASDAQ, TASE: ARBE) (“Arbe”), a global leader in perception radar solutions, today announced financial results for its first quarter, which ended March 31, 2025.

Scaling Up Toward High-Volume Production:

- Arbe made significant progress toward design wins with leading European OEMs, securing orders for radar systems to support advanced data collection programs. The OEMs’ data collection program is one of the final steps in the automotive sourcing process. The company expects that its radar technology will serve as a key enabler for high volume 2028 passenger vehicle platforms, with revenue projected to begin in 2027. Arbe’s strong financial position is expected to support the program’s execution.

- In April, HiRain Technologies, Arbe’s Tier 1 in China, launched a production-intent long-range imaging radar system, the LRR615, powered by Arbe’s high-performance chipset. Engineered for ultra-high resolution and reliable performance in all weather and lighting conditions, the LRR615 is tailored for the Chinese autonomous driving market and marks a pivotal step toward industrial-scale deployment.

- Sensrad, Arbe’s Tier 1 for non-automotive sectors, placed an order for over a thousand imaging radar chips to serve multiple customers across a range of applications, underscoring both confidence in the platform and growing commercial traction. These developments reflect tangible progress toward an expected launch of the Sensrad radar system later this year.

Expanding Strategic Collaboration:

- Arbe launched collaboration with NVIDIA to enhance radar-based free space mapping and AI-driven capabilities. Arbe’s high-resolution radar integration with the NVIDIA DRIVE AGX in-vehicle computing platform was showcased at CES 2025.

Capital Raise:

- In January 2025, Arbe successfully raised $33 million through an underwritten registered direct offering, which included the exercise of a $4 million over-allotment option by the underwriters, led by Canaccord Genuity. In addition, in January 2025, $21.5 million was released to the company from the escrow account, following the conversion of convertible bonds issued on the TASE in 2024.

Management Comment

“We’re excited by the progress we’ve made this quarter as we scale toward high-volume production,” said Kobi Marenko, Chief Executive Officer. “We secured radar systems orders for data collection from leading European OEMs, marking a key step toward a design win and reinforcing our position on the path to OEM selection. In parallel, the launch of HiRain’s LRR615 system, successfully industrialized using our chipset, demonstrates our Tier 1s’ ability to bring Arbe-powered products to market. Sensrad’s growing demand across non-automotive applications, evidenced by chipset orders, further expands our market reach and signals their readiness for mass production.

These milestones highlight the depth of our technology, the strength of our partnerships, and the maturity of our execution. Backed by a solid balance sheet, we are well-positioned to lead the transition to ultra-high-resolution radar across both automotive and non-automotive markets.”

First Quarter 2025 Financial Results Highlights

Revenues for Q1 2025 were $0.04 million, compared to $0.1 million in Q1 2024. Backlog as of March 31, 2025 amounted to $0.25 million.

Gross profit for Q1 2025 was negative ($0.3) million, consistent with the negative gross profit of ($0.3) million in Q1 2024.

Operating expenses in Q1 2025 were $13.1 million, compared to $12.5 million in Q1 2024. The increase was driven primarily by a one-time expense related to our continued efforts to finalize chip design toward production, most notably tape-outs. A decrease in non-cash share-based compensation expenses, related to vesting period finalization was offset by year over year provision adjustments.

As a result, our operating loss in Q1 2025 was $13.4 million, compared to a $12.8 million loss in Q1 2024.

Net loss in Q1 2025 was $13.8 million, compared to a net loss of $12.8 million in Q1 2024. Net loss in Q1 2025 included $0.5 million in financial expenses, compared to $0.05 million in Q1 2024. Financial expenses in Q1 2025 included expenses related to bond conversion and derivative liabilities partially offset by interest from deposits and warrants revaluations. Financial expenses in Q1 2024 included exchange rate revaluation expenses offset by interest from deposits and warrants revaluations.

Adjusted EBITDA, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, for Q1 2025, yielded a loss of $9.7 million, compared with a loss of $8.5 million in Q1 2024. We believe that this non-GAAP measurement is important in management’s evaluation of our use of cash and in planning and evaluating our cash requirements for the coming period.

Balance Sheet and Liquidity Highlights

As of March 31, 2025, Arbe had $36.7 million in cash and cash equivalents and short- term bank deposits, and $35.2 million in long-term bank deposits.

Outlook

Arbe’s leading radar technology remains a top priority for key decision-makers in the automotive industry. Recent cash infusions totaling nearly $70 million further underscore investor confidence in Arbe’s market potential and growth trajectory.

- While broader economic shifts have led to short-term delays in automakers’ roll-out of advanced driver assistance systems, decision timelines have been extended. As a result, Arbe continues to engage closely with industry leaders, advancing through RFQ stages and reinforced its position for adoption. We continue with our goal to pursue four design-ins with automakers in 2025.

- 2025 Annual revenues are expected to be in the range of $2 to $5 million and will be weighted towards the end of the year.

- We significantly strengthened our balance sheet, and our adjusted EBITDA for 2025 is projected to be in the range of ($29 million) and ($35 million).

Conference Call & Webcast Details

Arbe will host a conference call and webcast today, May 20, 2025, at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. We encourage participants to pre-register for the conference call here: https://dpregister.com/sreg/10199004/fef7b0e4f4. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via:

U.S. Toll Free: 1 (844) 481-3015

International: 1 (412) 317-1880

Israel Toll Free: 1 (809) 212-373

A telephonic replay of the conference call will be available until June 3, 2025, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: 1 (877) 344-7529

International: 1 (412) 317-0088

Access ID: 3848120

A live webcast of the call can be accessed here https://event.choruscall.com/mediaframe/webcast.html?webcastid=MIJMDGRV or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq, TASE: ARBE), a global leader in perception radar solutions, is spearheading a radar revolution, enabling safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe, a leader in the fast-growing automotive radar market, is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Investor Relations:

Miri Segal

MS-IR

msegal@ms-ir.com

+1 917-607-8654

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2025		December 31, 2024
	(Unaudited)
Current Assets:
Cash and cash equivalents	6,904		13,488
Restricted cash	280		280
Short term bank deposits	29,485		10,793
Trade receivable	60		153
Other assets – funds held in escrow	8,721		30,417
Prepaid expenses and other receivables	1,430		2,500
Total current assets	46,880		57,631

Non-Current Assets
Operating lease right-of-use assets	1,647		1,782
Long term bank deposits	35,237		-
Property and equipment, net	1,274		1,374
Total non-current assets	38,158		3,156

Total assets	85,038		60,787

Current liabilities:
Trade payables	564		624
Operating lease liabilities	554		551
Employees and payroll accruals	3,280		3,283
Convertible bonds	8,805		30,614
Accrued expenses and other payables	2,880		1,334
Derivative Liabilities	1,712		-
Total current liabilities	17,795		36,406

Long term liabilities
Operating lease liabilities	1,373		1,457
Warrant liabilities	148		428
Total long-term liabilities	1,521		1,885

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Capital & Premium	332,497		275,453
Accumulated Deficit	(266,775)		(252,957)
Total shareholders’ equity	65,722		22,496

Total liabilities and shareholders’ equity	85,038		60,787

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended
	March 31, 2025	March 31, 2024
	(Unaudited)	(Unaudited)
Revenues	40	137
Cost of revenues	338	403
Gross loss	(298)	(266)

Operating Expenses:
Research and development, net	9,693	9,397
Sales and marketing	1,381	1,453
General and administrative	1,989	1,644
Total operating expenses	13,063	12,494

Operating loss	(13,361)	(12,760)

Financing Income / (expenses) net	(457)	(45)

Net loss	(13,818)	(12,805)

Basic net loss per ordinary share	(0.13)	(0.16)

Weighted-average number of ordinary shares used in computing basic net loss per ordinary share	107,617,231	78,176,210

Diluted net loss per ordinary share	(0.13)	(0.21)

Weighted-average number of ordinary shares used in computing diluted net loss per ordinary share	107,617,231	62,573,715

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended
	March 31, 2025	March 31, 2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(13,818)	(12,805)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	135	142
Share-based compensation	3,310	3,726
Warrants to service providers	209	348
Revaluation of warrants	(280)	(112)
Revaluation of convertible bonds	27	-
Finance income	(207)	-

Change in operating assets and liabilities:
Decrease in trade receivable	93	402
Increase in prepaid expenses and other receivables	1,070	(172)
Operating lease ROU assets and liabilities, net	54	129
Increase (decrease) in trade payables	(70)	517
Increase in employees and payroll accruals	(3)	145
Increase (decrease) in Derivative Liabilities	1,712	-
Increase (decrease) in accrued expenses and other payables	1,546	(695)

Net cash used in operating activities	(6,222)	(8,376)

Cash flows from investing activities:
Change in bank deposits	(53,180)	(14,902)
Purchase of property and equipment	(25)	(81)

Net cash provided by (used in) investing activities	(53,205)	(14,983)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	30,758	-
Proceeds from the conversion of convertible bonds	21,696	-
Proceeds from exercise of warrants	493	-
Proceeds from exercise of options	438	-

Net cash provided by financing activities	53,385	-

Effect of exchange rate fluctuations on cash and cash equivalent	(542)	256

Increase (decrease) in cash, cash equivalents and restricted cash	(6,042)	(23,615)
Cash, cash equivalents and restricted cash at the beginning of period	13,768	28,750

Cash, cash equivalents and restricted cash at the end of period	7,184	5,391

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended
	March 31, 2025	March 31, 2024
GAAP net loss attributable to ordinary shareholders	(13,818)	(12,805)

Add:
Share-based compensation	3,310	3,726
Warrants to service providers	209	348
Revaluation of warrants and accretion	(280)	(112)
Convertible bonds accretion	27	-
Non-recurring expenses related to convertible bonds	960	-

Non-GAAP net loss	(9,592)	(8,843)

Basic Non-GAAP net loss per ordinary share	(0.09)	(0.11)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	107,617,231	78,176,210

Diluted Non-GAAP net loss per ordinary share	(0.09)	(0.14)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	107,617,231	62,573,715

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended
	March 31, 2025	March 31, 2024
GAAP net loss attributable to ordinary shareholders	(13,818)	(12,805)

Add:
Financial expenses, net	457	45
Depreciation	135	142
Share-based compensation	3,310	3,726
Warrants to service providers	209	348
Adjusted EBITDA	(9,707)	(8,544)